 Exhibit 99.1

StoneCo Reports First Quarter 2019 Financial Results and Announces Share Repurchase Program

São Paulo, Brazil, May 13, 2019 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today reported its full financial results for the first quarter of 2019.

Final results for the quarter were generally above the preliminary ranges the Company reported on April 1, 2019. Total Revenue and Income, Net Income, and Adjusted Net Income in 1Q19 were all above the top end of the Company’s reported ranges with record profit margins, driven by TPV at the top end of our range and higher than expected Net New Clients and Take Rate.

“These stronger than expected results continue to demonstrate the unique power of the Stone Model and the strong performance of the Company”, said Thiago Piau, chief executive officer of Stone. “We continue to provide a very different value proposition to our clients that is disrupting the legacy providers in Brazil due to our proprietary technology, distribution model, unique customer service and strong culture. This is enabling us to gain market share without the need to lure new customers with non-transparent pricing or to force clients to accept products they don’t want. We remain encouraged by the strength of the Company’s performance and will continue to invest in the business to accelerate our strategic plans to grow our ecosystem of integrated Software, Payments, Banking and Credit solutions that empower our clients to grow their businesses every day.”

Announcement of Share Repurchase Program

The Company has also announced today that its Board of Directors has authorized a share repurchase program, under which Stone may repurchase up to US$ 200 million in outstanding Class A common shares. The repurchase program will go into effect in the second quarter of 2019 and does not have a fixed expiration date. The share repurchases may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors.

Operating and Financial Highlights

Total Revenue and Income	Net Addition of Active Clients
+86%	40.6 K
Total Revenue and Income was R$535.8 million, an increase of 86.0% year over year.	Total Active Clients were 309.7 thousand, an increase of 92.7% year-over-year, with a net addition of 40.6[1] thousand clients compared to 4Q18.

Adjusted Net Income	Adjusted Net Margin
R$ 186.3 MM	34.8%
Adjusted Net Income was R$186.3 million, an increase of 603.0% year-over year.	Adjusted Net Income Margin was 34.8%, an increase of 25.6 percentage points year-over-year.

Net Income	Net Margin
R$ 177.0 MM	33%
Net Income was R$177.0 million, an increase of 617.0% year-over-year.	Net Income Margin was 33.0%, an increase of 24.5 percentage points year-over-year.

Total Payment Volume (TPV)	Take Rate
R$ 26.5 B	1.86%
Total Payment Volume was R$26.5 billion, an increase of 60.1% year-over year.	Take Rate was 1.86%, an increase of 17 basis points year over year.

[1] Based on 267.9 thousand active clients plus 1.28 thousand clients in pilot offer of Stone Mais subscription plan in 4Q18.

Other Highlights and Comments from Management for 1Q19

•       We have seen a continued ramp-up in Stone Hubs from both newer and older vintages, with a lifetime value to cost of acquisition ratio (LTV to CAC) of approximately 10x. Given these encouraging results, we have decided to accelerate our investment in our Stone Hub operations starting in the second quarter of 2019.

•       We continue to evolve and diversify our business with new solutions that go beyond payments because we believe the addition of these complementary solutions increases the lifetime value of our clients and reduces churn. We believe the combination of proprietary assets that we have developed (technology, service, distribution channels and a strong ownership culture) puts us in a unique position to become the partner of choice to provide multiple business solutions to SMBs, for example:

•	In Software:

We are building a platform that offers different types of software solutions that are integrated with our payments services to help our clients manage their businesses more effectively and sell more efficiently. We believe this integrated approach will increase the lifetime value of our clients and enable us to leverage strategic data that will empower us to provide more financial solutions more proactively and effectively. During this quarter we:

Started to roll-out our offering of Equals Raio-X, a software that helps SMBs to reconcile different payment methods and better understand their cash flows. Traction and acceptance from clients have been very positive.

Equals Raio-X

app

Other Highlights and Comments from Management for 1Q19

Added three additional software solutions to our portfolio, namely 1) Collact, a customer engagement and CRM solution designed to help merchants to sell more and better understand their customers preferences; 2) VHSYS, a self-service and omni-channel point-of-sale and ERP platform focused on serving different types of retail and service businesses; and 3) Tablet Cloud, a white-label point-of-sale and ERP solution, focused on SMBs with simpler needs.

Reached more than 32,000 clients using at least one software solution that we provide. We expect that number to grow significantly overtime as we roll out existing software organically and continue to invest in new solutions.

•	In Digital Banking:

We made important advancements in our digital banking account pilot, opening thousands of accounts and offering features such as wire transfers, payment of boletos, payment of taxes, among others. Our digital banking platform is a fully API-driven open banking solution that is directly integrated to the Brazilian Payments System (SPB) and free of checking account fees.

Other Highlights and Comments from Management for 1Q19

•	In Credit:

In February of 2019, we launched the pilot of our credit solution to SMBs with a third-party credit provider. We are focused on offering clients a simple, transparent and non-bureaucratic way to access credit. We believe this solution will support our clients when they need funding to grow their business, by allowing them to effortlessly contract, monitor and payback loans, by fully integrating our credit solution within our payments platform. Initial feedback, usage and economics have been very encouraging.

•	Other Highlights:

Recruta Stone, the Company’s semiannual recruitment campaign, has attracted nearly 39,000 applicants this quarter, up from nearly 30,000 in the second half of 2018.

In addition, Stone was ranked as one of the top 25 companies to work at in Brazil by LinkedIn. We remain committed to hiring and training talented entrepreneurial-minded people, improving the Stone brand as an employer.

Despite the noise generated by competitors’ campaigns, our pricing and business strategy remains unchanged. We continue to monitor competition very closely and some key metrics, like sales productivity, cancellation and renegotiation requests are on track with our internal plans outlined at the beginning of the year.

Operating and Financial Metrics

Table 1: Operating Metrics
Operating Metrics	1Q19	1Q18	Δ
TPV (R$ billions)	26.5	16.5	60.1%
Active Clients (thousands)	309.7	160.7	92.7%
Quarterly Net Addition of Clients (thousands)	40.6	29.4	37.7%
Take Rate	1.86%	1.68%	0.17 p.p.

Total Active Clients were 309.7 thousand in the first quarter of 2019, an increase of 92.7% from 160.7 thousand in the first quarter of 2018. Net Addition of Active Clients in the first quarter were 40.62 thousand compared to 4Q18, accelerating its growth rate versus the previous quarter due to strong sales productivity across the business.

Total Payment Volume (TPV) was R$26.5 billion in the first quarter of 2019, an increase of 60.1% from R$16.5 billion in the first quarter of 2018. TPV was flat versus the previous quarter as a result of strong seasonality in 4Q18 due to the holiday season combined with stronger net adds during the second half of the 1Q19, with these new clients bringing less contribution to the TPV during the quarter.

Take Rate in the first quarter of 2019 was 1.86%, up 17 bps versus the first quarter of 2018 due to the higher penetration of SMBs in Stone’s client base.

Table 2: Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	1Q19	% Rev.	1Q18	% Rev.	Δ %	p.p.
Net revenue from transaction activities and other services	168.8	31.5%	90.2	31.3%	87.0%	0.2 p.p.
Net revenue from subscription services and equipment rental	71.2	13.3%	38.5	13.4%	85.1%	(0.1 p.p.)
Financial income	251.4	46.9%	149.5	51.9%	68.1%	(5.0 p.p.)
Other financial income	44.4	8.3%	9.8	3.4%	354.1%	4.9 p.p.
Total revenue and income	535.8	100.0%	288.0	100.0%	86.0%	0.0 p.p.
Cost of services	(85.4)	(15.9%)	(70.8)	(24.6%)	20.5%	8.7 p.p.
Administrative expenses	(64.8)	(12.1%)	(58.9)	(20.5%)	9.9%	8.4 p.p.
Selling expenses	(62.7)	(11.7%)	(37.7)	(13.1%)	66.5%	1.4 p.p.
Financial expenses, net	(66.6)	(12.4%)	(68.6)	(23.8%)	(2.8%)	11.4 p.p.
Other operating income (expense), net	(11.5)	(2.1%)	(5.1)	(1.8%)	123.7%	(0.4 p.p.)
(Loss) Income from investment in associates	0.0	0.0%	(0.1)	(0.0%)	(100.0%)	0.0 p.p.
Profit before income taxes	244.8	45.7%	46.8	16.3%	423.0%	29.4 p.p.
Income tax and social contribution	(67.8)	(12.7%)	(22.1)	(7.7%)	206.5%	(5.0 p.p.)
Net income for the period	177.0	33.0%	24.7	8.6%	617.0%	24.5 p.p.
Adjusted Net Income	186.3	34.8%	26.5	9.2%	603.0%	25.6 p.p.

2 Based on 267.9 thousand active clients plus 1.28 thousand clients in pilot offer of Stone Mais subscription plan in 4Q18.

Total Revenue and Income

Total Revenue and Income was R$535.8 million in the first quarter of 2019, an increase of 86.0% from R$288.0 million in the first quarter of 2018. Total Revenue and Income growth was driven primarily by the 60.1% increase in TPV combined with a higher Take Rate due to the increase in the number of SMBs as a proportion of Stone’s total client base.	Graph 1: Total Revenue and Income (Quarter) (R$mn)

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$168.8 million in the first quarter of 2019, an increase of 87.0% compared to the first quarter of 2018. This increase was primarily attributed to (i) the R$9.9 billion growth in TPV year over year, which translated to an increase of R$54.2 million in Net Revenue from Transaction Activities and Other Services, and (ii) an improvement in average rates, mainly driven by a mix evolution in the Company’s client base, with the advancement of the hub strategy, accounting for an increase in Net Revenue from Transaction Activities and Other Services of R$24.4 million.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$71.2 million in the first quarter of 2019, 85.1% above the first quarter of 2018. This increase was primarily attributed to the increase in the number of SMB active clients.

Financial Income

Financial Income was R$251.4 million in the first quarter of 2019, an increase of 68.1% compared to the first quarter of 2018, primarily attributed to the 60.1% growth in TPV year over year and despite a negative calendar effect, as 1Q19 had fewer Mondays, which is the weekday that carries prepayment volumes from the weekend. An increase in TPV generally increases Financial Income from Stone’s working capital solutions, due to an overall increase in volume of prepayments.

Other Financial Income

Other Financial Income was R$44.4 million in the first quarter of 2019, an increase of R$34.7 million when compared to the first quarter of 2018. This increase was mainly due to the interest income from the IPO proceeds on Stone’s cash balance and short-term investments.

Costs and Expenses

Stone continues to see strong operating leverage in its business as it further rolls out its hub strategy and dilutes fixed costs related to its platform. In the first quarter of 2019, operating costs and expenses as a percentage of Total Revenue and Income reached 39.7%, down from 58.1% in the first quarter of 2018.	Graph 2: Operating Leverage* * Includes Cost of Services, Administrative Expenses and Selling Expenses as a percentage of Total Revenue and Income. Quarterly unaudited data.

Cost of Services

Cost of Services was R$85.4 million in the first quarter of 2019, an increase of 20.5% from the first quarter of 2018. Cost of Services as a percentage of Total Revenue and Income decreased from 24.6% in the first quarter of 2018 to 15.9% in the first quarter of 2019, an efficiency gain of 8.7 percentage points. This efficiency gain was seen in most categories, especially transaction and deployment costs, personnel costs and provisions and losses, as the Company (i) dilutes the fixed costs related to its proprietary technology platform and (ii) gains operating leverage in customer service and logistics.

Administrative Expenses

Administrative Expenses were R$64.8 million in the first quarter of 2019, an increase of R$5.8 million or 9.9% from the first quarter of 2018, mainly driven by third party services and facilities expenses to support the Company’s growth. Administrative Expenses as a percentage of Total Revenue and Income was 12.1% in the first quarter of 2019, compared to 20.5% in the first quarter of 2018, an efficiency gain of 8.4 percentage points in the period.

Selling Expenses

Selling Expenses were R$62.7 million in the first quarter of 2019, an increase of R$25.0 million or 66.5% compared to the first quarter of 2018. This expansion is primarily attributed to the increase in personnel expenses which is mainly related to additional headcount in the sales team in line with the Company’s strategy to grow in the Hubs.

Costs and Expenses

Financial Expenses, Net

Financial Expenses, Net were R$66.6 million in the first quarter of 2019, a decrease of 2.8% compared to 1Q18. Financial Expenses, Net as a percentage of Financial Income reduced from 45.8% in the first quarter of 2018 to 26.5% in the first quarter of 2019. This reduction is explained by the combination of (i) a higher financial income with (ii) lower cost of funds due to lower base rate, cheaper funding lines contracted by the Company and use of a higher amount of own cash to fund prepayment operations.

Other Operating Expenses, Net

Other Operating Expenses, Net were R$11.5 million in the first quarter of 2019, an increase of R$6.4 million from the first quarter of 2018. This increase was mainly driven by share-based compensation expenses in the amount of R$10.1 million, related to the one-time pre-IPO grants, which are booked over time, according to the different vesting periods of each grant. These awards are equity classified and the majority of the awards are subject to performance conditions.

Profit Before Income Taxes

Profit Before Income Taxes was R$244.8 million in the first quarter of 2019, representing a 423.0% growth year over year, with a pre-tax margin of 45.7% compared to 16.3% in the first quarter of 2018. This improvement is mainly related to the increase in Total Revenue and Income in addition to operating leverage in Cost of Services, Administrative Expenses and Financial Expenses.

Income Tax and Social Contribution

During the first quarter of 2019, the Company incurred in R$67.8 million in Income Tax and Social Contribution expenses or a 27.7% effective tax rate, compared to a 47.3% effective tax rate in the first quarter of 2018.

Net Income

Net Income for the Period

Net Income was R$177.0 million in 1Q19, compared to a Net Income of R$24.7 million in 1Q18. Net Margin increased 24.5 percentage points to 33.0% year over year in the first quarter of 2019. This improvement was mainly due to the strong operating leverage of 18.4 percentage points in the quarter, combined with a 11.4 percentage points reduction in Financial Expenses, Net, as a percentage of Total Revenue and Income.

Adjusted Net Income

Table 3: Adjusted Net Income Reconciliation

Net Income Bridge (R$mn)	1Q19	% Rev.	1Q18	% Rev.	Δ %	p.p
Net income for the period	177.0	33.0%	24.7	8.6%	617.0%	24.5 p.p
Share-based compensation expenses. (a)	10.1	1.9%	0.0	0.0%	n.a.	1.9 p.p.
Amortization of fair value adjustment (b)	3.8	0.7%	2.7	1.0%	37.5%	(0.2 p.p.)
Tax effect on adjustments	(4.6)	(0.9%)	(0.9)	(0.3%)	398.0%	(0.5 p.p.)
Adjusted net income	186.3	34.8%	26.5	9.2%	603.0%	25.6 p.p.

(a) Consists of non-cash expenses related to the vesting of one-time pre-IPO grant of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment onintangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of whichrelate to the EdB acquisition.

In connection with this earnings release, the Company has provided an analysis of Adjusted Net Income which is a non-IFRS measure, which the Company believes is an important metric to evaluate its operating performance.

Adjusted Net Income was R$186.3 million in the first quarter of 2019, with a record margin of 34.8%, compared to R$26.5 million and a margin of 9.2% in the first quarter of 2018. The main factors that contributed to the growth in Adjusted Net Income were: (i) increase in Total Revenue and Income, primarily due to higher TPV and Take Rate by focusing on growing the Company’s base of SMB merchants; (ii) operating leverage in most lines, especially Cost of Services and Administrative Expenses; and (iii) reduced cost of funds, as the Company switches to cheaper funding and increases the use of own cash to fund the prepayment operation.

Graph 3: Adjusted Net Income	Graph 4: Adjusted Net Margin
Adjusted Net Income (R$mn)	Adjusted Net Margin

Cash Flow

Note on the impact of different funding sources in operating and financing cash flows

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it derecognizes accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company principally uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third party banks or financial institutions, (ii) the issuance of senior quotas by FIDCs to institutional investors or (iii) by deploying its own capital from capital contributions or cash flows from operations. These funding options lead to different impacts on the Company’s statement of cash flows and balance sheet:

Sale of receivables: the true sale of receivables results in the derecognition of Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

Issuance of senior quotas by FIDCs[3]: when the Company launches a new FIDC in order to raise capital, the amount raised from senior quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a liability to senior quota holders. The Company then transfers its receivables from card issuers from its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on its consolidated balance sheet. These set of transactions generate a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior quota holders less structuring and transaction costs. However, as Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations.

Deploying the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

3 Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables.

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for 1Q19 was R$294.8 million, primarily as a result of:

• Net Income of R$177.0 million, combined with non-cash expenses consisting primarily of (i) Depreciation and Amortization Expenses of R$29.7 million; (ii) Share-based Payment Expenses of R$8.1 million; (iii) Fair Value Adjustment to Derivatives of R$7.6 million and (iv) Allowance for Doubtful Accounts of R$4.5 million. The total amount of adjustments to Net Income from non-cash items in the three months ended March 31, 2019 was R$45.3 million.

• Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$517.1 million, principally due to:

i.     an increase in the balance of Accounts Receivable from Card Issuers which led to negative cash flows of R$1,174.6 million, a decrease in Other Accounts Payable of R$26.5 million, Income Tax Paid in the amount of R$51.5 million and Interest Paid in the amount of R$20.6 million;

ii.    partially offset by an increase in Accounts Payable to Clients of R$469.8 million, an increase in Taxes Payable of R$51.5 million, an increase in Labor and Social Security balance of R$21.0 million and a generation of cash from Interest Income Received, Net of Costs in the amount of R$234.6 million.

• The negative cash flow from the increase in Accounts Receivable from Card Issuers is mainly related to: (i) the increase in TPV, which naturally increases the Accounts Receivable from Card Issuers and also the Accounts Payable to Clients and, specially, (ii) the change of funding mix for the prepayment operation by decreasing the amount of receivables sold to financial institutions and increasing the use of own cash to fund the prepayment.

Net Cash Used in Operating Activities for 1Q18 was R$234.9 million, primarily as a result of:

• Net Income of R$24.7 million, combined with non-cash expenses consisting primarily of (i) Other Financial Costs and Foreign Exchange, Net of R$36.9 million; (ii) Depreciation and Amortization of R$17.3 million and (iii) Loss on Disposal of Property, Equipment and Intangible Assets in the amount of R$9.4 million. The total amount of adjustments to Net Income from non-cash items in the three months ended March 31, 2018 was R$64.8 million.

• Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$324.4 million, mainly due to:

Cash Flow

i. An increase in Accounts Receivable from Card Issuers which led to negative cash flows of R$427.2 million;

ii. partially offset by an increase in Accounts Payable to Clients of R$19.3 million and Interest Income Received, Net of Costs of R$86.2 million.

Adjusted Net Cash Provided by Operating Activities

Due to the nature of the prepayment business and dynamics of sale of receivables in Brazil, our management looks internally to Adjusted Net Cash Provided by/ (Used in) Operating Activities, a non-IFRS metric. This metric excludes three working capital adjustments4 shown in our Consolidated Statement of Cash Flows: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers, as well as (iii) the Interest Income Received, Net of Costs, which is shown separately in our Cash Flow Statement but is directly linked to the change in our Accounts Receivable from Card Issuers and Accounts Payable to Clients in our balance sheet.

Table 4: Adjusted Net Cash Provided by Operating Activities

Adjusted net cash provided by operating activities (R$mn)	1Q19	1Q18
Net cash used in operating activities	(294.8)	(234.9)
(-) Adjustments in Operating Activities:
Accounts receivable from card issuers	1,174.6	427.2
Accounts payable to clients	(469.8)	(19.3)
Interest income received, net of costs	(234.6)	(86.2)
(=) Adjusted net cash provided by operating activities	175.4	86.8

In 1Q19 Net Cash Used in Operating Activities was R$ 294.8 million. Excluding the effect of changes in Accounts Receivables from Card Issuers of R$1,174.6 million, changes in Accounts Payable to Clients of R$469.8 million and Interest Income Received, Net of Costs, of R$234.6 million, our Adjusted Net Cash Provided by Operating Activities was R$175.4 million, compared to R$86.8 million in 1Q18.

The R$234.6 million Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less the (ii) financial expenses related to the sale of receivables to financial institutions. The first item has direct influence in the level of Accounts Payable to Clients in our balance sheet; the second item has direct influence in the amount of Accounts Receivables from Card Issuers in our balance sheet.

4 Each “Accounts Payable to Clients” recognized as a liability in our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. Originally, the Company receives from issuing banks first, and only then pays its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option itself to sell the receivables from card issuers related to those payables in order to meet such working capital requirement. The combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, this may have an impact in Net Cash Provided by/ (Used in) Operating Activities, as discussed in the section “Note on the impact of different funding sources in operating and financing cash flows” above.

However, management does not see such decision translating itself into higher or lower ability of our business to generate cash operationally.

Cash Flow

Net Cash Provided by (Used in) Investing Activities

Net Cash Provided by Investing Activities was R$90.3 million for 1Q19, compared to R$76.4 million of Net Cash Used in Investing Activities in 1Q18. Net Cash Provided by Investing Activities for 1Q19 was mainly driven by the Proceeds from Short-term Investment in the amount of R$157.2 million, partially compensated by (i) Purchases of Property and Equipment of R$54.6 million related mainly to POS purchases and (ii) Purchases and Development of Intangible Assets of R$12.0 million mainly due to Development.

Net Cash Used in Financing Activities

Net Cash Used in Financing Activities was R$6.4 million for 1Q19, compared to R$7.5 million for 1Q18. Net Cash Used in Financing Activities for 1Q19 was mainly driven by a payment of finance lease in the amount of R$5.9 million.

Adjusted Free Cash Flow

The Company defines Adjusted Free Cash Flow, a non-IFRS metric, as Net Cash Provided by/ (Used in) Operating Activities, reduced by Purchases of Property and Equipment, Purchases and Development of Intangible Assets, less the effects from working capital adjustments related to changes in Accounts Receivable from Card Issuers and Accounts Payable to Clients mentioned in the section “Adjusted Net Cash Provided by / (Used in) Operating Activities” above.

The Company generated R$108.8 million of Adjusted Free Cash Flow in 1Q19, compared to R$21.2 million in 1Q18, as shown in the table below.

Table 5: Adjusted Free Cash Flow

Reconciliation of Adjusted free cash flow (R$mn)	1Q19	1Q18
Net cash used in operating activities	(294.8)	(234.9)
(-) Adjustments in Operating Activities: Accounts receivable from card issuers	1,174.6	427.2
Accounts payable to clients	(469.8)	(19.3)
Interest income received, net of costs	(234.6)	(86.2)
Purchases of property and equipment	(54.6)	(54.8)
Purchases and development of intangible assets	(12.0)	(10.7)
Adjusted free cash flow (R$mn)	108.8	21.2

The main reason for the increase in Adjusted Free Cash Flow in 1Q19 compared to 1Q18 was the improvement in our Adjusted Net Income, from R$26.5 million in 1Q18 to R$186.3 million in 1Q19, and despite higher cash outflows from Income Tax Paid and Other Accounts Payable.

Adjusted Net Cash

Management assesses net liquidity of the Company by Adjusted Net Cash/(Debt), a non-IFRS metric. It consists of our Cash and Cash Equivalents, plus Short-term Investments and Accounts Receivable from Card Issuers, reduced by Accounts Payable to Clients, Loans and Financing and Obligations to FIDC Senior Quota Holders.

As of March 31, 2019, Company´s Adjusted Net Cash position was of R$4,553.2 million, compared to R$4,480.0 million on December 31, 2018, an increase of R$73.2 million. This increase is related to the R$868.1 million higher adjusted cash, partially compensated by the R$794.9 million higher adjusted debt. Increase in Adjusted Cash was mainly due to an increase of R$1,189.6 million in Accounts Receivable from Card Issuers and increase in Adjusted Debt was mainly due to the R$732.6 million higher Accounts Payable to Clients.

Table 6: Adjusted Net Cash

Adjusted Net Cash (R$mn)	1Q19	4Q18
Cash and cash equivalents	87.0	297.9
Short-term investments	2,660.1	2,770.6
Accounts receivable from card issuers	10,434.2	9,244.6
Adjusted Cash	13,181.2	12,313.1
Accounts payable to clients	(5,728.7)	(4,996.1)
Loans and financing	(790.6)	(762.5)
Obligations to FIDC senior quota holders	(2,108.6)	(2,074.6)
Adjusted Debt	(8,628.0)	(7,833.1)
Adjusted Net Cash	4,553.2	4,480.0

Other Information

Conference Call

Stone will discuss its first quarter financial results during a teleconference today, May 13, 2019, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 717 9627 or +1 (844) 204 8942 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their business over time through technology.

Investor Contact

ICR, Inc.

+1 646-277-1200

StoneIR@icrinc.com

Other Information

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circum- stances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulato- ry measures, more investments in our business than expected, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Free Cash Flow and Adjusted Net Cash / (Debt).

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunc- tion with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its core operating performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) one-off gains and (5) tax expense relating to the foregoing adjustments.

Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For exam- ple, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash / (Debt) metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Compa- ny’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, and (iii) Debt balances, due to the nature of Stone’s business and prepayment operation.

Unaudited Consolidated Statement of Profit or Loss

Table 7: Unaudited Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	1Q19	1Q18
Net revenue from transaction activities and other services	168.8	90.2
Net revenue from subscription services and equipment rental	71.2	38.5
Financial income	251.4	149.5
Other financial income	44.4	9.8
Total revenue and income	535.8	288.0
Cost of services	(85.4)	(70.8)
Administrative expenses	(64.8)	(58.9)
Selling expenses	(62.7)	(37.7)
Financial expenses, net	(66.6)	(68.6)
Other operating income (expense), net	(11.5)	(5.1)
(Loss) income from investment in associates	0.0	(0.1)
Profit before income taxes	244.8	46.8
Income tax and social contribution	(67.8)	(22.1)
Net income for the period	177.0	24.7

Unaudited Consolidated Balance Sheet Statement

Table 8: Unaudited Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	31-mar-19	31-dec-18
Assets
Current assets	13,318.4	12,437.8
Cash and cash equivalents	87.0	297.9
Short-term investments	2,660.1	2,770.6
Accounts receivable from card issuers	10,434.2	9,244.6
Trade accounts receivable	47.3	44.6
Recoverable taxes	52.0	56.9
Prepaid expenses	28.6	15.1
Derivative financial instruments	2.8	1.2
Other accounts receivable	6.4	6.9
Non-current assets	937.8	855.4
Receivables from related parties	8.0	8.1
Deferred income tax assets	268.3	262.7
Other accounts receivable	9.2	8.5
Investment in associate	4.3	2.2
Property and equipment	335.4	266.3
Intangible assets	312.7	307.7
Total Assets	14,256.1	13,293.2
Liabilities and equity Current liabilities	7,322.6	6,054.8
Accounts payable to clients	5,728.7	4,996.1
Trade accounts payable	89.9	117.8
Loans and financing	768.6	761.1
Obligations to FIDC senior quota holders	549.9	16.6
Labor and social security liabilities	117.7	96.7
Taxes payable	44.3	51.6
Derivative financial instruments	9.8	0.6
Other accounts payable	13.7	14.2
Non-current liabilities	1,663.9	2,145.5
Loans and financing	22.0	1.4
Obligations to FIDC senior quota holders	1,558.7	2,057.9
Deferred income tax liabilities	76.3	80.2
Provision for contingencies	2.1	1.2
Other accounts payable	4.8	4.7
Total liabilities	8,986.5	8,200.2
Equity attributable to owners of the parent	5,270.1	5,093.3
Issued capital	0.1	0.1
Capital reserve	5,360.0	5,351.9
Other comprehensive income	(64.9)	(56.3)
Accumulated losses	(25.1)	(202.3)
Non-controlling interests	(0.4)	(0.3)
Total equity	5,269.6	5,093.0
Total liabilities and equity	14,256.1	13,293.2

Unaudited Consolidated Statement of Cash Flows

Table 9: Unaudited Consolidated Statement of Cash Flows

Statement of Cash Flows (R$mn)	1Q19	1Q18
Net income for the year	177.0	24.7

Adjustments on Net Income:
Depreciation and amortization	29.7	17.3
Deferred income tax expenses	(5.3)	(4.4)
Loss on investment in associates	0.0	0.1
Other financial costs and foreign exchange, net	(1.7)	36.9
Provision of contingencies	0.8	0.1
Share based payment expense	8.1	0.0
Allowance for doubtful accounts	4.5	5.8
Loss on disposal of property, equipment and intangible assets	1.4	9.4
Onerous contract	0.0	(0.4)
Fair value adjustment to derivatives	7.6	0.0
Working capital adjustments:
Accounts receivable from card issuers	(1,174.6)	(427.2)
Receivables from related parties	2.0	(11.4)
Recoverable taxes	(2.4)	(5.3)
Prepaid expenses	(13.6)	(4.5)
Other accounts receivable	(6.8)	(13.8)
Accounts payable to clients	469.8	19.3
Taxes payable	51.5	7.4
Labor and social security liabilities	21.0	17.0
Accounts payable to related parties	0.0	4.0
Provision for contingencies	0.0	(0.0)
Other accounts payable	(26.5)	9.1
Interest paid	(20.6)	(0.2)
Interest income received, net of costs	234.6	86.2
Income tax paid	(51.5)	(5.0)
Net cash used in operating activity	(294.8)	(234.9)
Investing activities
Purchases of property and equipment	(54.6)	(54.8)
Purchases and development of intangible assets	(12.0)	(10.7)
Proceeds from (acquisition of) short term investments, net	157.2	(14.1)
Proceeds from the disposal of non-current assets	0.2	3.2
Acquisition of interest in associates	(0.6)	0.0
Net cash provided by (used in) investing activities	90.3	(76.4)
Financing activities
Payment of borrowings	(0.2)	(1.2)
Payment of finance leases	(5.9)	(3.7)
Capital increase	0.0	3.2
Acquisition of non-controlling interests	(0.2)	(5.8)
Net cash used in financing activities	(6.4)	(7.5)
Effect of foreign exchange on cash and cash equivalents	(0.0)	2.1
Change in cash and cash equivalents	(210.9)	(316.8)
Cash and cash equivalents at beginning of period	297.9	642.0
Cash and cash equivalents at end of period	87.0	325.2